Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

The link below is featured on Inside the Oval, an internal employee web portal of E.I. du Pont de Nemours and Company. The link connects employees to the DowDuPont Journey to Three Employee Microsite, the contents of which follow.

DOWDUPONT JOURNEY TO THREE We continue to take significant steps forward to realize the vision for DowDuPont, including the intended creation of three industry-leading companies in Agriculture, Material Science and Specialty Products. This DowDuPont Journey to Three site will help you understand what the change Journey will look like, what the end state is envisioned to be, and how decisions are made and when. VISIT SITE

Disclaimer Important Information About the Transaction and Where to Find It In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:  Dow 2030 Dow Center Midland, MI 48674 Attention: Investor Relations 1-989-636-1463  DuPont 974 Centre Road Wilmington, DE 19805 Attention: Investor Relations: 1-302-774-4994 Participants in the Solicitation Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Third Party Information This website may contain or refer to news, commentary and other information relating to Dow, DuPont or DowDuPont generated by, or sourced from, persons or companies that are not affiliated with Dow, DuPont or DowDuPont The author and source of any third party information and the date of its publication are clearly and prominently identified. Dow, DuPont and DowDuPont have neither sought nor obtained permission to use or quote such third party information. Dow, DuPont and DowDuPont have not assisted in the preparation of the third party information, cannot guarantee the accuracy, timeliness, completeness or availability of the third party information, and do not explicitly or implicitly endorse or approve such information. I agree to the terms and conditions.

DOWDUPONT JOURNEY TO THREE Home Articles & Announcement Dowdupont Unlocking Value Integration team Multimedia frequently asked questions every journey starts with a single step get more information here. merger / integration planning and activity 2016 2017 ed breen, chair & ceo april 28, 2016 ED BREEN HOSTS CEO TOWN HALL RECENT ARTICLES CONNECT FEATURED CONTENT Making the vision of dowdupont a reality dow and DuPont have formed a joint integration management office team to run the i...read more dowdupont files merger plan document with sec we made the initial filing of a key document with the U.S. securities and Exchange.. read more message from chair & ceo ed breen; dupont, dow announce site structure o... read more dupont, dow announce site structure of intended independent agriculture.. delaware to serve as corporate headquarters; lowa and indiana to serve as Global b.. read more what's on your mind? we want to know. click below to submit a question / comment and to view our regularly updated FAQ. latest Q: how did we determine that the announced transaction was better than other alternatives, including the sale or spin of our agriculture businesses? click to view the answer submit a question/comment quick links dow.com dupont investor relations dowdupont unlocking value site guidelines for interacting with dow merger update & form S-4 highlights (slides previously filed with the sec on 03/02/2016) dow + dupont merger fact sheet

OUR JOURNEY TO THREE Merger / Integration Planning and Activity DowDuPont DowDuPont Merger Close Build and Stand-Up Three Independent Companies Close Intended spin Transactions* 2016 2017+ Joint IMO Planning HQ Sites Named Division Leadership Named Division Vision & Mission Developed Division Organizations Designed SEC Review of S-4 DuPont & Dow Shareholder Votes MergeCo Competition / Antitrust Review Board of Directors Selection DowDuPont Begins Trading on the NYSE SpinCo Regulatory Review Process INTEGRATION MILESTONES LEGAL & REGULATORY MILESTONES *Intended SpinCo transactions subject to DowDuPoint Board approval. all activities and milestones subject to change.

Home Articles & Announcements DowDuPont Unlocking Value Integration Team Multimedia Frequently Asked Questions ARTICLES & ANNOUNCEMENTS 1-8 News Archive Ed Breen Hosts CEO Town Hall May 11 DuPont Chair & CEO Discusses 2016 Progress and the Company's Historic “Journey to Three” Making the Vision of DowDuPont a Reality May 17 Dow and DuPont have formed a Joint Integration Management Office team to run the integration process across our two companies. DowDuPont Files Merger Plan Document with SEC Mar 01 We made the initial filing of a key document with the U.S. Securities and Exchange Commission (SEC) – the Form S-4 on March 1, 2016. This is a key milestone connected to the intended merger with Dow later this year. The following Q&A provides highlights about what the filing means, what's in it and what other activities are under way to support the planned merger with Dow.

Message from Chair & CEO Ed Breen: DuPont, Dow Announce Site Structure of Intended Independent Agriculture Company Feb 19 DuPont, Dow Announce Site Structure of Intended Independent Agriculture Company Feb 19 Joint DuPont and Dow Integration Planning Team Meets in Wilmington Jan 22 DuPont and Dow Leaders Kick Off Site Visits Jan 18 A Message from Chair & CEO Ed Breen: DuPont and Dow to Combine in Merger of Equals" DuPont Announces $700MM Cost Savings and Restructuring Plan for 2616 Dec 11

Q: If a separation is pursued, which businesses will comprise the independent companies? AS FILED WITH THE SEC ON 03/02/2016 Creates Global Leaders Based on Strong Industrial Logic Agriculture Revenue: ~$16B1 Material Science Revenue: ~$46B1 Specialty Products Revenue: ~12B1 ~$10B ~$6B ~$40B ~$5B ~$10B ~$2B Agriculture Agricultural Sciences Performance Plastics Performance Materials & Chemicals Infrastructure Solutions Consumer Solutions: Consumer Care Dow Automotive Systems Electronics & Communications Nutrition & Health Industrial Biosciences Safety & Protection Consumer Solutions: Dow Electronic Materials INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES Broad offering and robust pipeline across germplasm, biotech traits and crop protection Low-cost integration and innovation combined with expanded customer offerings in key growth sectors World-class innovation process and application development capabilities Attractive Investment Profiles with Stronger Product Offerings to Better Serve Customers Note: Numbers may not sum due to rounding. 1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

Our Joint Approach to Integration FOR USE WITH EMPLOYEES ONLY Steering Committee OU PONT Ed Breen, Chairman & CEO Stacy Fox, SVP & General Counsel Nick Fanandakis, EVP & CFO Rick Otson, SVP - Corporate Services Andrew Liveris, Chairman & CEO Charles Kalil, General Counsel & EVP Howard Ungerleider, Vice Chairman & CFO Jim Fitterling, President & COO DOW Joint Integration Management Office (JIMO) Master Planning Design integration and coordinate Day One planning Value Capture Planning Deliver on synergies (cost and growth) Organization Design Guidance Support each SpinCo to build an organization tailored to its strategy Change Management & Comms Support change management and design communication programs Click image to view PDF

Home Articles & Announcements DowDuPont Unlocking Value Integration Team Multimedia Frequently Asked Questions MULTIMEDIA Merger Update & Form S-4 Highlights (Slides previously filed with the SEC on 03/02/2016) Dow and DuPont Merger Announcement Webcast (Transcript previously filed with the SEC on 12/11/15) CNBC Interview with Ed Breen & Andrew Liveris (Transcript previously filed with the SEC on 12/11/2015)

Home Articles & Announcements DowDuPont Unlocking Value Integration Team Multimedia Frequently Asked Questions FREQUENTLY ASKED QUESTIONS What's on your mind? Submit a question/comment here. Q: How did we determine that the announced transaction was better than other alternatives, including the sale or spin of our Agriculture businesses? The proposed merger of Dow and DuPont combines two complementary portfolios, with the intent to then create three highly focused Companies that are stronger, more competitive, more resilient and better equipped to deliver growth and long-term sustainable value than either company could deliver on its own. These include: A leading global pure-play Agriculture Company A leading pure-play Material Science Company A technology- and innovation-driven Specialty Products Company Each of these Companies will have clear focus, a distinct and compelling investment thesis, scale advantages, and the ability to deliver superior solutions and choices for customers. ADDITIONAL FAQ* * ALL PREVIOUSLY FILED WITH THE SEC Q: What are the terms of the merger? Under the terms of the transaction, Dow shareholders will receive a fixed exchange ratio of 1.00 share of DowDuPont for each Dow share, and DuPont shareholders will receive a fixed exchange ratio of 1.282 shares in DowDuPont for each DuPont share. Dow and DuPont shareholders will each own approximately 50 percent of the combined company, on a fully diluted basis, excluding preferred shares.

Q: What are the advantages of this transaction? Strong Industrial Logic: Highly complementary companies create strong, focused businesses with enhanced scale, unique growth strategies and differentiated technologies. Financially Compelling: Merger of equals unlocks significant market value through total cost synergies of approximately $3 billion. Tax-free structure maximizes value. Creates three powerhouse companies. Customers Win: Superior solutions, complementary offerings and expanded choices. Attractive Investment Profile: Creates distinct financial profiles and clear investment thesis for each business. Q: How will the proposed transaction work? On December 11, 2015, DuPont and Dow announced that their boards of directors unanimously approved a definitive agreement under which the companies will combine in an all-stock merger of equals with a combined market capitalization of approximately $130 billion at announcement. Additionally, the combined company intends to subsequently pursue a separation into three independent, publicly traded companies through tax-free spin-offs —which will include a leading global pure-play Agriculture company; a leading pure-play Material Science company; and a leading technology and innovation-driven Specialty Products company. Q: Who will lead the combined company? Upon completion of the transaction, Andrew N. Liveris. Chairman and CEO of Dow, will become Executive Chairman of the newly formed DowDuPont Board of Directors and Edward D. Breen, Chair and CEO of DuPont, will become CEO of DowDuPont. Q: Who will comprise the combined company’s board of directors? DowDuPonts board is expected to have 16 directors, consisting of eight current DuPont directors and eight current Dow directors. Q: Who will lead the Advisory Committees and what role will the Committees have? Breen will lead the Agriculture and Specialty Products Committees and Liveris will lead the Material Science Committee. These Committees will oversee the respective businesses, and will work with Liveris and Breen to pursue a separation of the businesses into independent, standalone entities. Q: What will the combined company be called? Where will it be headquartered? The combined company will be named DowDuPont. Following the closing of the transaction, DowDuPont will maintain dual headquarters in Wilmington, Delaware and Midland, Michigan.

 Q: If a separation is pursued, which businesses will comprise the independent companies? AS FILED WITH THE SEC ON 03/02/2016 Creates Global Leaders Based on Strong Industrial Logic Agriculture Revenue: ~$16B1 Material Science Revenue: ~$46B1 Specialty Products Revenue: ~12B1 ~$10B ~$6B ~$40B ~$5B ~$10B ~$2B Agriculture Agricultural Sciences Performance Plastics Performance Materials & Chemicals Infrastructure Solutions Consumer Solutions: Consumer Care Dow Automotive Systems Electronics & Communications Nutrition & Health Industrial Biosciences Safety & Protection Consumer Solutions: Dow Electronic Materials INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES Broad offering and robust pipeline across germplasm, biotech traits and crop protection Low-cost integration and innovation combined with expanded customer offerings in key growth sectors World-class innovation process and application development capabilities Attractive Investment Profiles with Stronger Product Offerings to Better Serve Customers Note: Numbers may not sum due to rounding. 1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

Q: What are the benefits for customers? This transaction is a win for customers. If implemented, the intended separation will result in three independent companies — each with clear focus, scale advantages, and an enhanced ability to deliver superior solutions and choices to customers. The two companies will operate as independent entities until the transaction closes, which is expected to he in the second half of 2016. Everything will remain business as usual for customers and both companies will continue to deliver the high quality solutions and services our customers expect from us. Q: When is the transaction expected to close? When is the intended separation expected to take place? The merger transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals, and approval by both Dow and DuPont shareholders. The intended separation of the three independent, publicly-traded companies is expected to occur as soon as practicable after the closing of the merger, at a time not expected to exceed 18-24 months following the closing of the merger. Q: If a separation is pursued, where will the independent companies be headquartered? The Agriculture company will have corporate headquarters in Wilmington, Delaware, with Global Business Centers in Johnston, Iowa and Indianapolis, Indiana. The Material Science company will be headquartered in Midland, Michigan. The Specialty Products company will be headquartered in Wilmington, Delaware.

DowDuPont Journey to Three -- Questions & Comments 1. Colleagues are encouraged to submit comments and questions as we continue on our Journey to Three. While we can't address each directly, all input will be reviewed and considered as we continue to develop FAQ's and other messaging related to our change journey. Submit

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.